UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

HEALTH OUTCOMES MANAGEMENT, INC.
(Exact name of Registrant as specified in its charter)

Minnesota	5700	41-1454591
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8311 Windbreak Trail N.
St. Paul, Minnesota 55042
(Address, including zip code, of principal executive offices)

(612) 245-4773
(Registrant's telephone number)

April 20, 2005

HEALTH OUTCOMES MANAGEMENT INC.
8311 Windbreak Trail N.
St. Paul, Minnesota 55042

Information Statement Required Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

     NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

     This Information Statement is being mailed on or about April 20, 2005 to holders of record on April 20, 2005 (the "Record Date") of shares of common stock ("Common Stock") of Health Outcomes Management, Inc., a Minnesota corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") on April 20, 2005.

     You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company (the "Board") and the resignation of certain existing members of the Board pursuant to a change of control of the Company. On December 22, 2004, the Company and Hudson Securities, Inc. ("Hudson") entered into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Hudson is to merge into a wholly-owned subsidiary of the Company in exchange for shares of the Company's common stock. Following the merger the Hudson shareholders will own approximately 94% of the Company's common stock and the Company shareholders will own approximately 6%.

     The change in directors is expected to occur as soon as possible after the effective date of the Agreement, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1. It is expected that the effective date of the Agreement will be on or about April 30, 2005.

     A copy of the Agreement was filed as an exhibit to a Current Report on Form 8-K filed on December 22, 2004.

     Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on April 30, 2005 that will result in a change of control of the Company. It also contains certain biographical and other information concerning the current and expected executive officers and directors of the Company. Additional information about the Company and the matters described herein are contained in the Company's Current Report on Form 8-K which was filed with the SEC on December 22, 2004. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K, and the Company's other public filings, may be obtained from the SEC's website at http://www.sec.gov.

VOTING SECURITIES

     The Company has one class of outstanding securities, common stock, par value $0.01 per share, of which 9,872,720 shares were outstanding as of the close of business on the Record Date. Each share of common stock entitles the holder thereof to one vote on each matter put to a vote of shareholders.

CHANGE OF CONTROL

     The following summary of the Agreement is qualified in its entirety by references to the Agreement, a copy of which has been filed as an exhibit to the Company's Current Report on Form 8-K dated December 22, 2004.

     General

     The Agreement was entered into on December 22, 2004. Pursuant to the Agreement, the Company will acquire 100% of the issued and outstanding capital stock of Hudson and its business operations through a statutory merger of Hudson Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company with and into Hudson, with Hudson as the surviving corporation and a wholly-owned subsidiary of the Company. At the effective time of this merger, all of the issued and outstanding shares of common stock in Hudson will be converted into the right to receive shares of common stock of the Company (each, a "New Share") and all of the Company's business operations will be the operations of Hudson. New Shares will constitute approximately 94% of the issued and outstanding shares of the Company's common stock immediately after the consummation of the transactions contemplated by the Agreement.

     Control of the Company

     At present, 9,782,720 shares of the Company's common stock are issued and outstanding. No options to purchase shares are issued or outstanding. The Company will issue 154,672,613 shares of its common stock to Hudson, or 94% of all shares issued and outstanding after such issuance. The current shareholders of Hudson will therefore acquire control of the Company immediately after the consummation of the transactions contemplated by the Agreement.

CHANGES TO THE BOARD OF DIRECTORS

     The directors of the Company are currently Peter J. Zugschwert, Stanford M. Baratz, Jonathan R. Gordon, and Matthew E. Goldberg. We expect that Messrs. Baratz, Gordon, and Goldberg will resign and be replaced by the individuals identified below, each of whom is a current director of Hudson ("Incoming Directors"). The change in directors is expected to occur immediately following the effective date of the Agreement, a date expected to be April 30, 2005.

     Incoming Directors

     Hudson has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. Hudson has informed us that, to the best of its knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     The Incoming Directors are as follows:

Name	Age	Anticipated Position with the Company
Mark Leventhal	49	Director and Chairman of the Board
Martin Cunningham	45	Director
Keith Knox	45	Director

     Mark Leventhal has been a director of Hudson and has served as its Executive Vice President since 2004. From January 2003 until joining Hudson, Mr. Leventhal was a Vice President of Wien Securities, Inc. From 1989 to December 2002, Mr. Leventhal was manager of NASDAQ Trading at Schwab Capital Markets (formerly Mayer & Schweitzer).

     Martin Cunningham has been a director of Hudson and has served as its Chief Executive Officer since 2004. From August 2003 until joining Hudson, Mr. Cunningham was an employee of Wien Securities, Inc. From February 2003 until August 2003, Mr. Cunningham was President of Wien Securities, Inc. From 1996 to December 2002, Mr. Cunningham was Senior Vice President and Head of Equity Trading at Schwab Capital Markets (formerly Mayer & Schweitzer).

     Keith Knox has been a director of Hudson and has served as its President since 2004. From January 2003 until joining Hudson, Mr. Knox was a Vice President of Wien Securities, Inc. From 1984 to December 2002, Mr. Knox was a trader with Schwab Capital Markets (formerly Mayer & Schweitzer).

     Current Directors and Executive Officers

     The following is a brief description of our directors and executive officers other than the incoming directors:

Name	Age	Position
Peter J. Zugschwert	39	President, Chief Executive Officer, and Director
Stanford M. Baratz	49	Director
Jonathan R. Gordon	54	Director
Matthew E. Goldberg	38	Director
B. Marie Cooper	37	Controller and Principal Accounting Officer

     Peter J. Zugschwert, age 39, has served as President of the Company since December 1997 and CEO of the Company since September 1997. Prior to joining the Company, he was the Senior Vice President of Operations for Baratz Financial, Inc. since June 1995.

     Stanford M. Baratz, age 49, has been the President of Baratz Financial, Inc., a Minneapolis based private investment firm, since founding the company in 1994. Mr. Baratz has been a Director of the Company since September 1997.

     Jonathan R. Gordon, age 54, is the President of JR Gordon, Ltd. Mr. Gordon is a Certified Public Accountant (CPA) and has been the Controller of Cima Nano Tech, Inc. since January 2001. Prior to Cima, Mr. Gordon had a private accounting practice. Mr. Gordon has been a Director of the Company since September 1997.

     Matthew E. Goldberg, age 38, has been the President of Stems and Vines, a chain of retail florist shops since April 2003. From January 2001 to March 2003, Mr. Goldberg was the Vice President of Marketing for Microgistix, a consumer software marketing company. From 1997 through March 2003, Mr. Goldberg was the President of InVision, a chain of retail eye ware stores. Mr. Goldberg has been a Director of the Company since September 1997.

     B. Marie Cooper, age 37, joined the Company in April 1998 as its Principal Accounting Officer and Controller. In November 2002, Ms. Cooper became an independent contractor providing consulting services to the Company, as well as an employee in the accounting department of another company. Prior to joining the Company in 1998, Ms. Cooper was the Accounting Manager for Newcom Group, Inc. and its subsidiaries.

     Committees and Meetings of the Board of Directors

     The Board did not meet during the fiscal year ended February 28, 2005. The Board considered and acted on various matters, including the Agreement between the Company and Hudson, through written action rather than board meetings.

     Audit Committee. Jonathan R. Gordon is the sole member of the Company's Audit Committee. Mr. Gordon is "independent," as that term is defined in Rule 4200(a)(15) of the NASD listing standards. The Board has not adopted a written charter for the Audit Committee. The Audit Committee met once during the last fiscal year. The functions of the Audit Committee are to oversee the services provided by the Company's independent accounting firm, review the financial reports filed by the Company with the SEC, and review the Company's internal financial and accounting controls.

     Nominations of Directors. The Board does not have a standing nominating committee. When necessary, the Board as a whole performs functions equivalent to that of a nominating committee. In that capacity, the Board has no charter. As the Company has had no operations over the last several years, no new Board members have been nominated for election to the Board. For this reason, (1) the Board has no policy with regard to the nomination of candidates recommended by security holders; (2) the Board has developed no specific minimum qualifications that it believes must be met by a Board-recommended nominee for a position on the Board; (3) the Board has developed no specific qualities or skills that it believes are necessary for a member of the Board to possess; and (4) the Board has no process for identifying and evaluating nominees for director. Three of the four members of the Board - Stanford M. Baratz, Matthew E. Goldberg, and Jonathan R. Gordon - are "independent," as that term is defined in Rule 4200(a)(15) of the NASD listing standards.

     Compensation Committee. The Board does not have a standing compensation committee.

     The Company's shareholders are welcome to send communications to the Board or any individual director c/o the Company, at 8311 Windbreak Trail N., St. Paul, Minnesota 55042. All such communications will be forwarded directly to the specified director or to the entire Board, as applicable. The members of the Board regularly attend the Company's annual meeting, when held. In the past several years, the Company has held annual meetings only upon shareholder request. The last such request was made in 2001, and all of the then-current members of the Board attended the resulting meeting in 2002.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Directors' Compensation

     Each member of the Board receives, in lieu of cash compensation, 800 shares of the Company's common stock per meeting. In the past several years, the Board has acted through written action rather than through meetings.

     In addition, in consideration for their services, each of the new directors elected at the Annual Meeting of Shareholders on September 19, 1997, was granted a 5-year option to purchase 10,000 shares of the Company's common stock exercisable at a price of $0.08 per share (the price of the Company's common stock on the day of their agreement to serve, if elected). This option expired on September 19, 2002.

     During the fiscal year ended February 28, 2005, Board compensation totaled zero shares.

     Executive Compensation

     Compensation Summary: The following table summarizes information concerning the compensation awarded, paid to or earned by, the Company's executive officers.

Long-Term Compensation
Awards	Payouts
Name and				Other Annual	Restricted Stock	Securities Underlying	LTIP	All Other
Principal Position	Year	Salary ($)	Bonus ($)	Comp ($)	Award(s) ($)	Options/SARs (#)	Payouts ($)	Comp ($)

Peter J. Zugschwert¹	2005	$-	$-	$-	$-	-	$-	$-
President and CEO	2004	-	-	-	-	-	-	-
	2003	16,180	-	-	-	-	11,972²

          ¹ Mr. Zugschwert has been Chairman of the Board since September 19, 1997. He has been President and CEO since December 9, 1997.

          ² During fiscal year 2003, Mr. Zugschwert was retained as a consultant to act as President of the Company. Mr. Zugschwert billed the Company $16,180 during fiscal year 2003. Of this amount, $11,972 was paid by the Company in cash and $4,208 remained due and payable at the end of fiscal year 2005.

     Stock Options/Stock Appreciation Rights (SARs): No options/SARs were granted to the Company's President and CEO during fiscal year 2005. The following table sets forth information concerning individual exercises of stock options by the President and CEO during fiscal year 2005, as well as the number of options outstanding at the end of fiscal 2005.

Number of Securities Underlying Unexercised	Value of Unexercised In-the-Money
Options/SARs at Final Year-End (#)	Options/SARs at Fiscal Year-End ($)
	Shares Acquired	Value
Name	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter J. Zugschwert	50,000	$-	-	-	$-	$-

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (SEC). The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. The Company believes that during fiscal year 2005, all officers, directors and persons owning more than 10 percent of equity securities subject to such reporting obligations have satisfied all Section 16(a) filing requirements. In making this statement, we have relied upon examination of the copies of Forms 3, 4 and 5 and the written representations of our directors and executive officers.

TRANSACTIONS WITH RELATED PARTIES

     The Incoming Directors have an interest in the Agreement and related transactions involving the Company and Hudson in that they collectively own 66.9% of the issued and outstanding shares of common stock of Hudson.

     On October 9, 2003, the Company issued a promissory note in favor of Peter J. Zugschwert, the Company's President and Chief Executive Officer, in the amount of $20,000, convertible into shares of common stock of the Company at $.04 share. This note was converted to 500,000 shares of common stock on October 25, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the Record Date, certain information with regard to the beneficial ownership of the common stock of the Company by (i) each person known by the Company to be the owner, of record or beneficially, of more than 5% of the outstanding securities of the Company, (ii) each director or executive officer of the Company, and (iii) all directors and executive officer as a group. Each of the persons listed is a director and / or executive officer of the Company; the address of each is 8311 Windbreak Trail N., St. Paul, Minnesota 55042.

Title of class	Name and address* of beneficial owner	Amount and nature of beneficial ownership (1)	Percentage

Common	Peter J. Zugschwert	1,738,249	17.6%
Common	Stanford M. Baratz	249,800	2.5%
Common	Jonathan R. Gordon	68,800	0.7%
Common	Matthew E. Goldberg	8,800	0.1%
Common	Norman H. Pessin	1,255,000	12.7%
Common	All directors and executive officers	2,095,649	21.2%

     Except as otherwise indicated, each person named or included in the group has the sole power to direct the disposition of all shares listed as beneficially owned by him or her.

     *Unless otherwise indicated, the address of each person listed is c/o the Company, 8311 Windbreak Trail N., St. Paul, Minnesota 55042.

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

HEALTH OUTCOMES MANAGEMENT, INC.

By:     /s/ Peter J. Zugschwert
         Peter J. Zugschwert, President and CEO

Dated: April 20, 2005